

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Maurice Dukes
Chief Executive Officer
PF ROYALTY I LLC
2679 Main Street, Suite 300 – 216
Littleton, CO 80120

   Re: **PF ROYALTY I LLC**
    Offering Statement on Form 1-A
    Post-qualification Amendment No. 1
    Filed April 26, 2022
    File No. 024-11508

Dear Mr. Dukes:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-3269 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: J. Martin Tate, Esq.